WILLIAM D. FREEDMAN 212.704.6193 telephone 212.704.5935 facsimile william.freedman@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com

October 16, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	dELiA*s, Inc.

Registration Statement of Form S-3

Filed September 13, 2013

File No. 333-191143

Dear Ms. Ransom:

On behalf of dELiA*s, Inc., a Delaware corporation (the “Company”), we have electronically transmitted the following: (1) this letter; and (2) Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”). We have also sent to you by Federal Express courtesy copies of the following: (i) this letter; and (ii) a clean copy of Amendment No. 1, as well as a copy which has been marked to show changes from the Company’s Registration Statement on Form S-3 (File No. 333-191143) (the “Registration Statement”), filed by the Company on September 13, 2013.

Set forth below are the Company’s responses to the comments raised in the October 7, 2013 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we have provided each of the Staff’s comments followed by the Company’s responses.

All responses provided in this letter are based solely on information provided by the Company.

General

1.	Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates, as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares

ATLANTA    BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK    ORANGE COUNTY    PORTLAND

RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

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October 16, 2013

to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment after reviewing your response. Please refer to Securities Act Rules Compliance & Disclosure Interpretations Question 612.09, available on our website.

Response: The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that the proposed offering of shares of the Company’s common stock by the Selling Stockholders (as defined below) as contemplated by the Registration Statement is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Background

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on July 26, 2013, the Company entered into a Securities Purchase Agreement, dated as of July 25, 2013 (the “Securities Purchase Agreement”), with certain of its officers, directors, existing stockholders and other accredited investors (the “Selling Stockholders”). Pursuant to the Securities Purchase Agreement, the Company issued and sold to the Selling Stockholders in a private placement transaction (the “Private Offering”) an aggregate of $21,775,000 in principal amount of its secured 7.25% convertible notes (the “Notes”), which Notes are automatically convertible on the date the Company receives Stockholder Approval (as defined below) into 20,738,095 shares (the “Underlying Shares”) of its common stock at a conversion price equal to $1.05 per share. On July 31, 2013, the Company closed the Private Offering and received gross proceeds of $21,775,000. However, until the Company receives Stockholder Approval, the gross proceeds from the sale of the Notes are being held in an interest bearing account (the “Deposit Account”) at JPMorgan Chase Bank, N.A. and may not be used by the Company.

The Company agreed in the Securities Purchase Agreement to prepare and file with the Commission within 45 days of the closing of the Private Offering a registration statement covering the resale of the Underlying Shares and cause the registration statement to become effective under the Securities Act of 1933, as amended (the “Securities Act”), within 120 days of the closing of the Private Offering. If the registration statement was not filed within 45 days after the closing of the Private Offering or is not declared effective within 120 days of the closing of the Private Offering, the Company has agreed to pay to each Selling Stockholder an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the purchase price paid by that Selling Stockholder for the Notes purchased under the Securities Purchase Agreement per month until the registration statement is filed or declared effective (as applicable). The total amount of these payments may not exceed, when aggregated with all payments paid to all Private Investors, 5% of the aggregate purchase price of the Notes purchased pursuant to the Securities Purchase Agreement, or $1,088,750. The actual issuance of the Underlying Shares is not conditioned on the prior effectiveness of the Registration Statement or on the Selling Stockholders’ respective ability to resell any of the Underlying Shares.

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October 16, 2013

As disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on September 23, 2013, the Company is scheduled to hold a special meeting of its stockholders on October 24, 2013 (the “Special Meeting”), at which, among other things, the Company’s stockholders will be asked to ratify the terms of the sale and issuance of the Notes and to approve the issuance of Underlying Shares into which the Notes are automatically convertible, as required by and in accordance with NASDAQ Marketplace Rules 5635(c) and (d) (“Stockholder Approval”).

Rule 415 Analysis

Rule 415 under the Securities Act generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

1.	The registration statement pertains only to:

i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders in a secondary offering. In the event that the offering is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis and the selling securityholders would be unable to sell their securities at prevailing market prices, (ii) the selling securityholders may be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liabilities under Section 11 of the Securities Act and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to the Selling Stockholders to effect resales of their securities. In this regard, and as noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“CDI 612.09”) which is discussed in the next paragraph, the Staff’s interpretation of Rule 415 can have a significant impact on the ability of smaller public companies such as the Company to raise capital and on the ability of a selling stockholder to effect resales of its securities.

The Staff’s comment refers to CDI 612.09, which states, in relevant part: “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery

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October 16, 2013

requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (italics added)

In determining “whether an offering styled as a secondary one is really on behalf of the issuer”, the Company has reviewed the factors set forth in CDI 612.09, and based on the Company’s consideration of these factors, the Company believes that the proposed resale of the Underlying Shares by the Selling Stockholders as contemplated by the Registration Statement should be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Each of these factors is discussed below.

How Long the Selling Shareholders Have Held the Shares

All of the Underlying Shares being registered for resale under the Registration Statement were issued and sold pursuant to the Securities Purchase Agreement in which each Selling Stockholder made specific representations to the Company that such Selling Stockholder was acquiring the Notes and the Underlying Shares in the ordinary course of business for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Underlying Shares are now being registered for resale is not evidence that the Selling Stockholders desire to effect an immediate distribution.

The Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“CDI 116.19”), which states, in relevant part:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to

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October 16, 2013

the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

CDI 116.19 contemplates that a valid secondary offering may occur immediately following the closing of a private placement. The Company believes this concept conforms to the custom and practice in the PIPE market whereby in most PIPE transactions a registration statement is required to be filed shortly after closing (often 30 days) and declared effective shortly thereafter (often 90-120 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. In fact, the Company believes such concerns would be inconsistent with CDI 116.19. The Company also notes that there are many reasons why investors prefer shares registered other than to effect an immediate sale, including, but not limited to: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company.

In addition, while the Company understands that certain Selling Stockholders may vote the shares of the Company’s common stock that they held on the record date for determining stockholders who may vote at the Special Meeting, none of the Selling Stockholders (or even all of them if they all voted against Stockholder Approval) has the unilateral ability to ensure that Stockholder Approval is not obtained. Furthermore, as set forth in the Securities Purchase Agreement, each Selling Stockholder agreed to vote all of the shares of Common Stock held by them on the record date in favor of the Stockholder Approval. Accordingly, the Company believes there are no conditions to closing that are within a Selling Stockholder’s control or that a Selling Stockholder can cause not to be satisfied.

Furthermore, the Selling Stockholders have purchased a set number of Notes (and as a result shall receive, upon receipt of Stockholder Approval, a set number of Underlying Shares) for a set purchase price that is not based on the market price of the Company’s common stock or a fluctuating ratio that would potentially eliminate market risk and potentially cause substantial dilution to the Company’s other investors. The Selling Stockholders have already purchased the Notes and deposited the purchase price for the Notes in the Deposit Account and such funds will only be returned if Stockholder Approval is not obtained and the Notes mature.

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As of the date of this letter, the Selling Stockholders have held their Notes since July 31, 2013. Furthermore, it is worth noting that of the 20,738,095 Underlying Shares, upon Stockholder Approval, (i) 238,096 shares will be issued to Tracy Gardner, Chief Executive Officer and a director of the Company, who was the beneficial owner of shares of the Company’s common stock on the date the Notes were issued, (ii) 3,571,429 shares will be issued to Prendel, LLC (“Prendel”), a company affiliated with Michael Zimmerman, Chairman of the Board of the Company, an entity who has held more than 5% of the Company’s outstanding shares of common stock for over three years, and (iii) 2,738,096 shares will be issued to North Run Master Fund, LP, an entity who has held more than 5% of the outstanding shares of common stock of the Company for over three years. In addition, three other Selling Stockholders also beneficially owned shares of the Company’s common stock prior to their investment under the Securities Purchase Agreement, and are increasing their investment in the Company through their respective purchases of Notes. The Company believes the purchase of the Notes and the Underlying Shares by these prior investors who have held shares of common stock of the Company prior to the Private Offering, and in some cases for a significant period of time prior to the Private Offering, is inconsistent with notion that such investors are acquiring the Notes and the Underlying Shares with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company.

The Circumstances Under Which the Selling Stockholders Received Their Shares

The Selling Stockholders acquired Notes in a private placement transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and, as noted above, have been at market risk for the Underlying Shares since their acquisition of the Notes on July 31, 2013. As noted above, each Selling Stockholder made specific representations to the Company that such Selling Stockholder is acquiring the Notes and the Underlying Shares in the ordinary course of business for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Selling Stockholder does not have a present arrangement to effect any distribution of the Notes or the Underlying Securities to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any Selling Stockholder has any plan to act in concert to effect a distribution of its Notes or the Underlying Shares. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholders have taken any actions to condition or prime the market for the potential resale of the Underlying Shares. To do so would result in a breach of the Securities Purchase Agreement by the respective Selling Stockholders.

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None of the Selling Stockholders is acting on the Company’s behalf with respect to the Underlying Shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Stockholders that would control the timing, nature and amount of resales of the Underlying Shares or whether such Underlying Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Underlying Shares under the Registration Statement. Instead the Selling Stockholders will receive all proceeds received from resale of the Underlying Shares.

The Selling Stockholders’ Relationship to the Company.

As noted above, the Selling Stockholders are comprised of Tracy Gardner, Chief Executive Officer and a director of the Company, and Prendel, a company affiliated with Michael Zimmerman, Chairman of the Board of the Company, as well as certain existing stockholders and other accredited investors. Ms. Garnder and Prendel purchased the Notes in the Private Offering to demonstrate their support and confidence in the Company and its future long-term prospects, and they have no special contractual rights as stockholders of the Company under any stockholders’ or similar agreement. The Staff has noted in its Securities Act Forms Compliance and Disclosure Interpretation 116.15 (“CDI 116.15”) that, in relevant part “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondary.” None of the remaining eight Selling Stockholders have any representation on the Board of Directors of the Company or any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

The Amount of Shares Involved

As of September 30, 2013, the Company had 47,975,152 shares of common stock issued and outstanding and 43,974,732 shares of common stock issued and outstanding that were held by non-affiliates. The 20,738,095 shares being registered for resale under the Registration Statement, which consist of shares held by ten separate stockholders, would have represented, if such shares were issued and outstanding as of such date, approximately 30.18% of the Company’s outstanding shares as of such date and 32.05% of the shares of common stock outstanding that were held by non-affiliates as of such date.

Pursuant to CDI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, Securities Act Rules Compliance

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and Disclosure Interpretation 612.12 (“CDI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” Additionally, Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“CDI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.” The Company believes that these interpretive provisions make clear that the Selling Stockholders who are registering for resale the Underlying Shares may effect a valid secondary offering of the Underlying Shares. We note in that regard that the Underlying Shares covered by the Registration Statement consist of shares held not by one large stockholder but by ten separate stockholders.

Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of individuals and private investment funds. The Company has been advised that one Selling Stockholder is an affiliate of a broker-dealer, two of the Selling Stockholders are associates of the affiliate of a broker-dealer (the two Selling Stockholders are the children of the affiliate of the broker-dealer), and none of the Selling Stockholders are broker-dealers. To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities.

The Selling Stockholders who indicated that they are an affiliate of a broker-dealer or associates of an affiliate of a broker-dealer hold a combined 1,428,573 of the Underlying Shares that are covered in the Registration Statement, representing only 6.9% of the total number of Underlying Shares being registered for resale. As noted above, each Selling Stockholder made specific representations to the Company that such Selling Stockholder was acquiring the Notes and the Underlying Shares in the ordinary course of business for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. Accordingly, the Selling Stockholders who indicated that they are an affiliate of a broker-dealer or associates of an affiliate of a broker-dealer purchased their Notes in their individual capacities, and not in any capacity as an affiliate or associate of a broker-dealer.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any

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such undertaking. Each Selling Stockholder has represented that such Selling Stockholder has purchased the Notes and Underlying Shares in the ordinary course for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the Notes or the Underlying Securities to or through any person or entity (italics supplied). Further, the actual issuance of the shares of the Company’s common stock covered by the Registration Statement is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the Selling Stockholders’ respective ability to resell any of the Underlying Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

Based on the foregoing analysis and under all the circumstances, the Company believes that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. In that regard, the Company believes that the Selling Stockholders have made individual investment decisions to purchase the Notes. The Company is not aware of any evidence that would suggest that any of the Selling Stockholders are acting, individually or together, to effect a distribution of the Notes or Underlying Shares.

For the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus Cover Page

2.	Please disclose here, and elsewhere in your prospectus as appropriate, the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response. The Company has disclosed the total dollar value of the Company’s common stock underlying the Notes on the Prospectus Cover Page, as well as on pages 4 and 26 of Amendment No. 1.

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Prospectus Summary

3.	Please disclose the net proceeds to you from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. Please also tell us whether you have the intention, and a reasonable basis to believe, that you will have the financial ability to make all payments on the overlying securities, in the event you are not able to obtain shareholder approval of the resolutions discussed on page 4.

Response: The Company has disclosed on pages 4 and 26 of Amendment No. 1 the net proceeds to the Company from the sale of the Notes and the total possible payments to all Selling Stockholders and any of their affiliates in the first year following the sale of Notes. The Company advises the Staff that each Note matures on the earlier of (i) January 31, 2014 and (ii) the trading day after the Special Meeting if Stockholder Approval is not obtained. Assuming that the Notes mature and the Company is required to pay full liquidated damages under the Securities Purchase Agreement for not having the Registration Statement covering the resale of the Underlying Shares declared effective within 120 days of the closing of the Private Offering, the total possible payments to all Selling Stockholders and any of their affiliates in the first year following the sale of convertible notes would be $23,006,332.

The proceeds from the sale of the Notes are currently in the Deposit Account and may not be used by the Company until it obtains Stockholder Approval. On July 31, 2013, the Company completed the issuance and sale in an underwritten public offering of 15,025,270 shares of the Company’s common stock, resulting in net proceeds of approximately $13.9 million. The Company believes that the combination of proceeds from the sale of the Notes, net proceeds it received in the underwriting public offering, as well its availability under its existing credit agreement with Salus Capital Partners, LLC., will be sufficient to pay to the Selling Stockholders the total possible payments due to them under the Notes if Stockholder Approval is not obtained and the Notes mature on January 31, 2014.

Selling Stockholders, page 24

4.	We note the disclosure on pages 25-26 that certain selling shareholders are affiliates of registered broker-dealers. Please tell us, and revise your prospectus to state, whether such selling shareholders purchased the Notes in the ordinary course of business and whether, at the time of the purchase of the Notes, such selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the Notes. We may have further comment upon reviewing your response. Please also confirm that, other than the selling shareholders currently identified as affiliates of registered broker-dealers, that none of the selling shareholders are broker-dealers or affiliates thereof.

Response: The Company has revised the Company’s disclosure on page 25 of Amendment No. 1, and the Company hereby advises the Staff, that each Selling Stockholder has represented to the Company in the Securities Purchase Agreement that such Selling Stockholder

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purchased the Notes and Underlying Shares in the ordinary course of such Selling Stockholder’s business for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Selling Stockholder does not have a present arrangement to effect any distribution of the Notes or the Underlying Securities to or through any person or entity. All of the Selling Stockholders other than the one Selling Stockholder who is indentified in the Registration Statement as an affiliate of a broker-dealer have represented to the Company that they are not broker-dealers or affiliates of broker-dealers.

Part II – Information not Required in Prospectus, page II-1

Exhibit Index, page II-6

Exhibit 5.1

5.	We note counsel’s statement in the penultimate paragraph of the opinion that the opinion may not be “furnished to, quoted, referred to or relied upon by any other person, firm or corporation for any purpose . . . .” Please note that investors are entitled to rely upon the opinion and ask counsel to revise this statement accordingly. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, available on our website.

Response: Troutman Sanders LLP has revised its opinion in accordance with the Staff’s comment.

* * * * *

Notwithstanding the Staff’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, the Company will furnish the Staff a letter, at the time of such request, acknowledging that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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October 16, 2013

Please do not hesitate to contact the undersigned at (212) 704-6193 or Joseph Walsh at (212) 704-6030, if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ William D. Freedman

cc:	Securities and Exchange Commission

Lisa Kohl, Staff Attorney

Dietrich King, Legal Branch Chief, at (202) 551-3338

dELiA*s, Inc.

Tracy Gardner, Chief Executive Officer

David J. Dick, Senior Vice President, Chief Financial Officer and Treasurer

Ryan Schreiber, Senior Vice President, General Counsel and Secretary

Troutman Sanders LLP

Joseph Walsh, Esq.